Exhibit 99.3

Shinhan Financial Group resolved to pay cash dividends

On February 9, 2022, the Board of Directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2021, subject to the shareholders’ approval. The holders of our American Depositary Shares as of the record date, December 31, 2021, will be entitled to receive dividends.

Total Dividend amount for common stocks: KRW 747,705,282,800

(KRW 1,400 per share for the year-end dividend, 3.7% of market price of common stock)

The dividend payment must be approved by the Annual General Meeting of Shareholders (hereafter “AGM”) and the details may change subject to results of the audit and the AGM. In accordance with the Korean Commercial Code, the payment for dividends is expected to be made within one month following shareholder approval at the AGM of Shinhan Financial Group.